UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

October 24, 2012

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

□ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

□ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

□ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

□ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

THERMO FISHER SCIENTIFIC INC.

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2012, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisition of One Lambda may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On October 24, 2012, the Registrant announced its financial results for the fiscal quarter ended September 29, 2012. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1   Press Release dated October 24, 2012

THERMO FISHER SCIENTIFIC INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 24th day of October, 2012.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
       Peter E. Hornstra
       Vice President and Chief Accounting Officer

Thermo Fisher SCIENTIFIC

News

Exhibit 99.1

FOR IMMEDIATE RELEASE

Media Contact Information:
Karen Kirkwood
Phone: 781-622-1306
E-mail: karen.kirkwood@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1294
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports Strong Third Quarter 2012 Revenue and EPS Results

Raises Guidance for Full Year 2012

WALTHAM, Mass. (October 24, 2012) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the third quarter ended September 29, 2012.

Third Quarter Highlights

- Adjusted earnings per share (EPS) grew 11% to a third quarter record of $1.19.
- Revenue increased 5% to a record $3.09 billion for the third quarter.
- Adjusted operating income rose 5% to $576 million.
- Year-to-date free cash flow increased 39% to $1.20 billion.
- Launched new immunoassays, analyzers and controls for specialty diagnostics, such as drugs-of-abuse testing, at AACC clinical laboratory expo.
- Opened new molecular biology Center of Excellence to serve global life sciences customers and strengthen presence in high-growth Eastern European markets.
- Completed acquisition of transplant diagnostics leader One Lambda, strengthening offering of *in vitro* specialty diagnostics for improving patient care.
- Deployed $400 million to repurchase 7.1 million shares of common stock.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures." Results for the company's Laboratory Workstations business are reported as a discontinued operation for all periods presented and are not included in the company's 2012 guidance.

"We delivered another quarter of excellent revenue and earnings growth thanks to solid execution by our teams and strong results from our growth initiatives," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "Our innovative products, presence in emerging markets and commercial capabilities uniquely position us to help our customers meet their goals in the current economic environment.

"In the quarter, we expanded our Thermo Scientific specialty diagnostics offering for clinical laboratories with the launch of our new QMS™ Tacrolimus immunoassay in Europe and a new generation of our clinical analyzer, the Indiko® Plus®, in the U.S. In our biosciences business, we established a new molecular biology Center of Excellence in Lithuania to meet growing demand from life sciences and biotech customers globally.

"From a capital deployment perspective, we're pleased to have completed our acquisition of One Lambda, which enhances our specialty diagnostics offering with tests that improve care for transplant patients. In addition, we continue to buy back our shares, and repurchased $400 million of our stock in the quarter."

For the third quarter of 2012, adjusted EPS grew 11% to $1.19, versus $1.07 in the third quarter of 2011. Revenue for the quarter grew 5% to $3.09 billion in 2012, versus $2.93 billion in 2011. On a pro forma basis, as if Phadia were owned for the entire third quarter of 2011, organic revenue grew 4%, with currency translation lowering revenue by 3% and acquisitions, other than Phadia, increasing revenue by 1%. Adjusted operating income for the third quarter of 2012 increased 5% compared with the year-ago quarter, and adjusted operating margin was 18.7% in both periods.

GAAP diluted EPS for the third quarter of 2012 was $0.79, versus $0.69 in the same quarter last year. GAAP operating income for the third quarter of 2012 increased 11% to $352 million, compared with $316 million in 2011. GAAP operating margin was 11.4%, compared with 10.8% in the third quarter of 2011.

Annual Guidance for 2012

Thermo Fisher is raising its full year 2012 guidance based on strong year-to-date performance, completion of the One Lambda acquisition and slightly improved foreign exchange. As a result, the company now expects to generate revenue of $12.32 to $12.40 billion in 2012, resulting in 7% revenue growth year-over-year. The company is also raising its adjusted EPS guidance to a new range of $4.81 to $4.88, leading to 16% to 17% adjusted EPS growth over 2011.

Casper added, "Our excellent performance in the last nine months positions us to deliver a strong 2012, and gives us a solid foundation going into 2013."

The 2012 guidance does not include the impact of any future acquisitions or divestitures and is based on recent foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Segment Results

Management uses adjusted operating results to monitor and evaluate performance of the company's three business segments, as highlighted below.

Analytical Technologies Segment

In the third quarter of 2012, Analytical Technologies Segment revenue increased 1% to $1.01 billion compared with the third quarter of 2011. Segment adjusted operating income decreased 2% in the third quarter of 2012, and adjusted operating margin was 18.9%, versus 19.5% in the 2011 quarter.

Specialty Diagnostics Segment

Specialty Diagnostics Segment revenue in the third quarter increased 15% to $707 million in 2012, compared with revenue of $616 million in the third quarter of 2011. Segment adjusted operating income increased 13% in the third quarter of 2012, and adjusted operating margin decreased to 24.1%, versus 24.4% in the 2011 quarter.

Laboratory Products and Services Segment

In the third quarter of 2012, Laboratory Products and Services Segment revenue increased 5% to $1.51 billion, compared with revenue of $1.44 billion in the third quarter of 2011. Segment adjusted operating income increased 7% in the third quarter of 2012, and adjusted operating margin was 14.2%, versus 13.9% in the 2011 quarter.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for

2012 excludes approximately $1.37 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the third quarter of 2012. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, October 24, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, November 23, 2012.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenue of $12 billion, we have approximately 39,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through three premier brands, Thermo Scientific, Fisher Scientific and Unity Lab Services, which offer a unique combination of innovative technologies, convenient purchasing options and a single solution for laboratory operations management. Our products and services help our customers solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to the acquisition of One Lambda may not materialize as expected. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	Three Months Ended September 29, 2012	% of Revenues	October 1, 2011	% of Revenues
Revenues	$ 3,085.7		$ 2,932.9	
Costs and Operating Expenses:				
Cost of revenues (c)	1,732.3	56.1%	1,666.5	56.8%
Selling, general and administrative expenses (d)	707.8	22.9%	677.4	23.1%
Amortization of acquisition-related intangible assets	186.2	6.0%	174.6	6.0%
Research and development expenses	92.0	3.0%	86.8	3.0%
Restructuring and other costs, net (e)	15.2	0.5%	11.6	0.4%
	2,733.5	88.6%	2,616.9	89.2%
Operating Income	352.2	11.4%	316.0	10.8%
Interest Income	5.9		6.8	
Interest Expense	(60.3)		(49.5)	
Other Expense, Net (f)	(1.4)		(6.9)	
Income Before Income Taxes	296.4		266.4	
Benefit from (Provision for) Income Taxes (g)	3.0		(0.1)	
Income from Continuing Operations	299.4		266.3	
Loss from Discontinued Operations, Net of Tax	(4.1)		(1.0)	
(Loss) Gain on Disposal of Discontinued Operations, Net of Tax	(4.9)		0.1	
Net Income	$ 290.4	9.4%	$ 265.4	9.0%
Earnings per Share from Continuing Operations				
Basic	$ .83		$ .70	
Diluted	$ .82		$ .70	
Earnings per Share:				
Basic	$ .80		$ .70	
Diluted	$ .79		$ .69	
Weighted Average Shares:				
Basic	362.6		379.5	
Diluted	365.4		382.7	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (a)	$ 352.2	11.4%	$ 316.0	10.8%
Cost of Revenues Charges (c)	3.1	0.1%	24.3	0.8%
Selling, General and Administrative Costs, Net (d)	19.0	0.7%	20.6	0.7%
Restructuring and Other Costs, Net (e)	15.2	0.5%	11.6	0.4%
Amortization of Acquisition-related Intangible Assets	186.2	6.0%	174.6	6.0%
Adjusted Operating Income (b)	$ 575.7	18.7%	$ 547.1	18.7%

Reconciliation of Adjusted Net Income

GAAP Net Income (a)	$ 290.4	9.4%	$ 265.4	9.0%
Cost of Revenues Charges (c)	3.1	0.1%	24.3	0.8%
Selling, General and Administrative Costs, Net (d)	19.0	0.7%	20.6	0.7%
Restructuring and Other Costs, Net (e)	15.2	0.5%	11.6	0.4%
Amortization of Acquisition-related Intangible Assets	186.2	6.0%	174.6	6.0%
Restructuring and Other Costs, Net – Equity Investments	0.9	0.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.8	0.0%	0.7	0.0%
Other Expense, Net of Tax (f)	-	0.0%	4.9	0.2%
Provision for Income Taxes (g)	(91.4)	-3.0%	(93.2)	-3.1%
Discontinued Operations, Net of Tax	9.0	0.3%	0.9	0.0%
Adjusted Net Income (b)	$ 433.2	14.0%	$ 409.8	14.0%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (a)	$ 0.79	$ 0.69
Cost of Revenues Charges, Net of Tax (c)	-	0.05
Selling, General and Administrative Costs, Net of Tax (d)	0.04	0.04
Restructuring and Other Costs, Net of Tax (e)	0.03	0.02
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.31	0.29
Restructuring and Other Costs, Net of Tax – Equity Investments	-	-
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-	-
Other Expense, Net (f)	-	0.01
Provision for Income Taxes (g)	-	(0.03)
Discontinued Operations, Net of Tax	0.02	-
Adjusted EPS (b)	$ 1.19	$ 1.07

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (a)	$ 479.9	$ 360.7
Net Cash Used in (Provided by) Discontinued Operations	12.0	(4.8)
Purchases of Property, Plant and Equipment	(76.0)	(62.8)
Proceeds from Sale of Property, Plant and Equipment	3.9	3.0
Free Cash Flow	$ 419.8	$ 296.1

Segment Data

(In millions)		Three Months Ended September 29, 2012	% of Revenues		October 1, 2011	% of Revenues
Revenues						
Analytical Technologies	$	1,012.2	32.8%	$	1,006.5	34.3%
Specialty Diagnostics		706.7	22.9%		615.8	21.0%
Laboratory Products and Services		1,510.1	48.9%		1,441.1	49.1%
Eliminations		(143.3)	-4.6%		(130.5)	-4.4%
Consolidated Revenues	$	3,085.7	100.0%	$	2,932.9	100.0%
Operating Income and Operating Margin						
Analytical Technologies	$	191.7	18.9%	$	195.9	19.5%
Specialty Diagnostics		170.0	24.1%		150.3	24.4%
Laboratory Products and Services		214.0	14.2%		200.9	13.9%
Subtotal Reportable Segments		575.7	18.7%		547.1	18.7%
Cost of Revenues Charges (c)		(3.1)	-0.1%		(24.3)	-0.8%
Selling, General and Administrative Costs, Net (d)		(19.0)	-0.7%		(20.6)	-0.7%
Restructuring and Other Costs, Net (e)		(15.2)	-0.5%		(11.6)	-0.4%
Amortization of Acquisition-related Intangible Assets		(186.2)	-6.0%		(174.6)	-6.0%
GAAP Operating Income (a)	$	352.2	11.4%	$	316.0	10.8%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods present the results of the laboratory workstations business as discontinued operations.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and discontinued operations.

(c) Reported results in 2012 and 2011 include $2.1 and $23.9, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2012 and 2011 also include $1.0 and $0.4, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2012 include $11.6 of transaction costs related to the acquisition of One Lambda and a charge of $7.4 associated with product liability litigation. Reported results in 2011 include transaction costs, net, related to the acquisitions of Dionex and Phadia as well as a $3.0 charge associated with product liability litigation.

(e) Reported results in 2012 and 2011 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations.

(f) Reported results in 2011 include a loss of $4.9 on currency hedging contracts related to the acquisition of Phadia and repayment of its multi-currency debt.

(g) Reported provision for income taxes includes i) $89.9 and $81.8 of incremental tax benefit in 2012 and 2011, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2012 and 2011, $1.5 and $3.5, respectively, of incremental tax benefit from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2011, $7.9 of incremental tax benefit from the ability to use tax loss carryforwards as a result of the Phadia acquisition.

Notes:

Consolidated depreciation expense in 2012 and 2011 is $59.0 and $54.2, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $20.3 and $18.7 in 2012 and 2011, respectively.

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts		Nine Months Ended			
		September 29, 2012	% of Revenues	October 1, 2011	% of Revenues
Revenues	$	9,250.6		$ 8,469.5	
Costs and Operating Expenses:					
Cost of revenues (c)		5,177.4	56.0%	4,852.8	57.3%
Selling, general and administrative expenses (d)		2,108.6	22.8%	1,940.9	22.9%
Amortization of acquisition-related intangible assets		553.5	6.0%	461.2	5.4%
Research and development expenses		277.9	3.0%	244.7	2.9%
Restructuring and other costs, net (e)		51.7	0.5%	66.6	0.8%
		8,169.1	88.3%	7,566.2	89.3%
Operating Income		1,081.5	11.7%	903.3	10.7%
Interest Income		19.0		18.4	
Interest Expense		(175.4)		(116.2)	
Other Income, Net (f)		0.8		15.2	
Income from Continuing Operations Before Income Taxes		925.9		820.7	
Provision for Income Taxes (g)		(53.3)		(89.8)	
Income from Continuing Operations		872.6		730.9	
(Loss) Income from Discontinued Operations, Net of Tax		(15.4)		4.7	
(Loss) Gain on Disposal of Discontinued Operations, Net of Tax		(55.7)		305.4	
Net Income	$	801.5	8.7%	$ 1,041.0	12.3%
Earnings per Share from Continuing Operations					
Basic	$	2.39		$ 1.91	
Diluted	$	2.37		$ 1.89	
Earnings per Share:					
Basic	$	2.19		$ 2.72	
Diluted	$	2.18		$ 2.68	
Weighted Average Shares:					
Basic		365.6		383.3	
Diluted		368.2		387.7	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (a)	$	1,081.5	11.7%	$ 903.3	10.7%
Cost of Revenues Charges (c)		42.5	0.5%	42.6	0.5%
Selling, General and Administrative (Income) Costs, Net (d)		13.1	0.1%	61.7	0.7%
Restructuring and Other Costs, Net (e)		51.7	0.5%	66.6	0.8%
Amortization of Acquisition-related Intangible Assets		553.5	6.0%	461.2	5.4%
Adjusted Operating Income (b)	$	1,742.3	18.8%	$ 1,535.4	18.1%

Reconciliation of Adjusted Net Income

GAAP Net Income (a)	$	801.5	8.7%	$ 1,041.0	12.3%
Cost of Revenues Charges (c)		42.5	0.5%	42.6	0.5%
Selling, General and Administrative (Income) Costs, Net (d)		13.1	0.1%	61.7	0.7%
Restructuring and Other Costs, Net (e)		51.7	0.5%	66.6	0.8%
Amortization of Acquisition-related Intangible Assets		553.5	6.0%	461.2	5.4%
Restructuring and Other Costs, Net – Equity Investments		2.1	0.0%	0.4	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments		2.3	0.0%	2.2	0.0%
Other Expense (Income), Net (f)		0.5	0.0%	(17.3)	-0.2%
Provision for Income Taxes (g)		(221.3)	-2.4%	(192.9)	-2.3%
Discontinued Operations, Net of Tax		71.1	0.8%	(310.1)	-3.6%
Adjusted Net Income (b)	$	1,317.0	14.2%	$ 1,155.4	13.6%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (a)	$	2.18		$ 2.68	
Cost of Revenues Charges, Net of Tax (c)		0.09		0.08	
Selling, General and Administrative (Income) Costs, Net of Tax (d)		0.03		0.14	
Restructuring and Other Costs, Net of Tax (e)		0.09		0.12	
Amortization of Acquisition-related Intangible Assets, Net of Tax		0.99		0.80	
Restructuring and Other Costs, Net of Tax – Equity Investments		-		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments		-		-	
Other Expense (Income), Net of Tax (f)		-		(0.03)	
Provision for Income Taxes (g)		0.01		(0.01)	
Discontinued Operations, Net of Tax		0.19		(0.80)	
Adjusted EPS (b)	$	3.58		$ 2.98	

Reconciliation of Free Cash Flow

GAAP Net Cash Provided by Operating Activities (a)	$	1,379.4		$ 1,054.0	
Net Cash Used in (Provided by) Discontinued Operations		21.2		(17.3)	
Purchases of Property, Plant and Equipment		(210.7)		(180.2)	
Proceeds from Sale of Property, Plant and Equipment		11.6		6.2	
Free Cash Flow	$	1,201.5		$ 862.7	

Segment Data

(In millions)	Nine Months Ended September 29, 2012	% of Revenues	October 1, 2011	% of Revenues
Revenues				
Analytical Technologies	$ 3,017.9	32.6%	$ 2,765.9	32.7%
Specialty Diagnostics	2,170.5	23.5%	1,763.7	20.8%
Laboratory Products and Services	4,490.2	48.5%	4,327.6	51.1%
Eliminations	(428.0)	-4.6%	(387.7)	-4.6%
Consolidated Revenues	$ 9,250.6	100.0%	$ 8,469.5	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 551.9	18.3%	$ 491.9	17.8%
Specialty Diagnostics	556.2	25.6%	429.0	24.3%
Laboratory Products and Services	634.2	14.1%	614.5	14.2%
Subtotal Reportable Segments	1,742.3	18.8%	1,535.4	18.1%
Cost of Revenues Charges (c)	(42.5)	-0.5%	(42.6)	-0.5%
Selling, General and Administrative Income (Costs), Net (d)	(13.1)	-0.1%	(61.7)	-0.7%
Restructuring and Other Costs, Net (e)	(51.7)	-0.5%	(66.6)	-0.8%
Amortization of Acquisition-related Intangible Assets	(553.5)	-6.0%	(461.2)	-5.4%
GAAP Operating Income (a)	$ 1,081.5	11.7%	$ 903.3	10.7%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods present the results of the laboratory workstations business as discontinued operations.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items and certain other tax items (see note (g) for details); and discontinued operations.

(c) Reported results in 2012 and 2011 include $40.0 and $40.5, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2012 and 2011 also include $2.5 and $2.1, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2012 include $13.0 of transaction costs related to the acquisition of One Lambda, a charge of $0.3 for revisions of estimated contingent consideration for a recent acquisition and a net gain of $0.2 associated with product liability litigation. Reported results in 2011 include transaction costs related to the acquisitions of Phadia and Dionex as well as a $3.0 charge associated with product liability litigation.

(e) Reported results in 2012 and 2011 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations. Reported results in 2011 also include $21.6 of cash compensation from monetizing equity awards held by Dionex employees at the date of acquisition.

(f) Reported results in 2012 include $0.5 of loss on extinguishment of debt facilities associated with the termination and replacement of the company's prior revolving credit agreements. Reported results in 2011 include a gain of $27.6 on currency hedging contracts related to the acquisition of Phadia and repayment of its multi-currency debt, offset in part by fees of $10.3 to obtain a short-term financing commitment related to the Phadia acquisition.

(g) Reported provision for income taxes includes i) $223.7 and $188.2 of incremental tax benefit in 2012 and 2011, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2012 and 2011, $2.4 and $4.7, respectively, of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes; and iii) in 2011, $7.9 of incremental tax benefit from the ability to use tax loss carryforwards as a result of the Phadia acquisition and $1.5 of incremental tax benefit from resolution of tax audits.

Notes:

Consolidated depreciation expense in 2012 and 2011 is $175.8 and $152.8, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $57.8 and $60.6 in 2012 and 2011, respectively.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)	September 29, 2012		December 31, 2011	
Assets				
Current Assets:				
Cash and cash equivalents	$	832.2	$	1,016.3
Short-term investments		4.3		4.3
Accounts receivable, net		1,829.2		1,763.7
Inventories		1,517.0		1,330.1
Other current assets		764.6		707.5
Total current assets		4,947.3		4,821.9
Property, Plant and Equipment, Net		1,669.9		1,611.3
Acquisition-related Intangible Assets		7,972.2		7,815.9
Other Assets		554.8		611.3
Goodwill		12,433.8		11,973.3
Total Assets	$	27,578.0	$	26,833.7
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	434.8	$	1,272.8
Other current liabilities		2,087.7		1,840.3
Total current liabilities		2,522.5		3,113.1
Other Long-term Liabilities		2,727.5		2,927.3
Long-term Obligations		7,037.5		5,755.2
Total Shareholders' Equity		15,290.5		15,038.1
Total Liabilities and Shareholders' Equity	$	27,578.0	$	26,833.7

Condensed Consolidated Statement of Cash Flows (unaudited)

(In millions)	Nine Months Ended	
	September 29, 2012	October 1, 2011
Operating Activities		
Net income	$ 801.5	$ 1,041.0
Loss (income) from discontinued operations	15.4	(4.7)
Loss (gain) on disposal of discontinued operations	55.7	(305.4)
Income from continuing operations	872.6	730.9
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	729.3	614.0
Change in deferred income taxes	(243.3)	(182.3)
Other non-cash expenses, net	114.2	121.1
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	(72.2)	(247.0)
Net cash provided by continuing operations	1,400.6	1,036.7
Net cash (used in) provided by discontinued operations	(21.2)	17.3
Net cash provided by operating activities	1,379.4	1,054.0
Investing Activities		
Acquisitions, net of cash acquired	(1,072.4)	(5,691.1)
Purchases of property, plant and equipment	(210.7)	(180.2)
Proceeds from sale of property, plant and equipment	11.6	6.2
Other investing activities, net	1.7	11.6
Net cash used in continuing operations	(1,269.8)	(5,853.5)
Net cash provided by discontinued operations	3.4	784.1
Net cash used in investing activities	(1,266.4)	(5,069.4)
Financing Activities		
Net proceeds from issuance of debt	1,282.3	4,254.4
(Decrease) Increase in commercial paper, net	(849.3)	999.3
Settlement of convertible debt	-	(452.0)
Redemption and repayment of long-term obligations	(2.0)	(0.9)
Dividends paid	(95.3)	-
Purchases of company common stock	(800.0)	(987.5)
Net proceeds from issuance of company common stock	131.3	153.7
Tax benefits from stock-based compensation awards	12.8	16.6
Increase in short-term notes payable	14.4	9.3
Other financing activities, net	(4.5)	4.1
Net cash (used in) provided by financing activities	(310.3)	3,997.0
Exchange Rate Effect on Cash	13.2	(8.4)
Decrease in Cash and Cash Equivalents	(184.1)	(26.8)
Cash and Cash Equivalents at Beginning of Period	1,016.3	917.1
Cash and Cash Equivalents at End of Period	$ 832.2	$ 890.3
Free Cash Flow (a)	$ 1,201.5	$ 862.7

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.